

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Ross M. Leff
Partner
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022

> **Re: Genius Sports Ltd**
> **Schedule TO-I filed November 18, 2022**
> **SEC File No. 5-93523**
> **Form F-4 filed November 18, 2022**
> **SEC File No. 333-268457**

Dear Ross M. Leff:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of your filings, focused on the matters identified in our comments below. Our comments follow. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All capitalized terms used here have the same meaning as in the prospectus.

Schedule TO-I filed November 18, 2022

General

1. Pursuant to the terms of the Warrant Holder Notice issued on November 18, 2022, you notified existing warrant holders that you will reduce the exercise price of the warrants from $11.50 to a price that is 74% of the closing price of the ordinary shares on the NYSE on the last trading day before such warrant holder delivers an exercise notice, so long as such Reduced Exercise Price would be less than $11.50 per share. It appears that warrant holders who "tender" into this offer thus could receive different consideration, depending on the date on which they provide an exercise notice. Please supplementally explain how this feature of the offer is consistent with the best price provisions of Exchange Act Rule 13e-4(f)(8)(ii).

2.   We note that contemporaneously with this tender offer, you are conducting a consent solicitation to change the terms of the Warrant Agreement such that the existing warrants will expire on January 18, 2023 if not exercised by that date. We further note that at the same time and pursuant to the Warrant Holder Notice, you are offering to reduce the exercise price of the existing warrants and to add a feature permitting (but not requiring) cashless exercise. Please explain supplementally why the tender offer is not subject to Rule 13e-3, since the warrants will cease to be listed on the NYSE after the offer and will expire worthless if not exercised before January 18, 2023.

   We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions